Exhibit 12.1

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2011	Year Ended December 31, 2010	Three Months Ended December 31, 2009	Predecessor
				Nine Months Ended September 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

	($ in thousands)
Earnings:
Income before income taxes	$197,626	$197,658	$51,331	$(11,033)	$104,008	$82,957
Add:
Fixed charges	44,648	27,047	6,095	21,619	19,016	8,766
Amortization of capitalized interest	667	147	—	—	—	—
Less:
Capitalized interest	(9,541)	(2,631)	(257)	(3,782)	—	—

Earnings	$233,400	$222,221	$57,169	$6,804	$123,024	$91,723

Fixed charges:
Interest expensed and capitalized	$19,772	$5,490	$877	$4,129	$1,871	$—
Amortization of debt expense	4,660	4,876	1,321	1,427	513	—
Interest component of rent expense	20,216	16,681	3,897	16,063	16,632	8,766

Fixed charges	$44,648	$27,047	$6,095	$21,619	$19,016	$8,766

Ratio of earnings to fixed charges	5.2x	8.2x	9.4x	—	6.5x	10.5x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest, then subtracting interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.